FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Third Quarter 2003 Report

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Group Management Report for the Nine Months Ended
September 30, 2003

This report contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, limited access to capital, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Market Environment

In the first nine months of 2003, Intershop Communications AG Group’s (“Intershop”, “the Company”, or “the Intershop Group”) business continued to be impacted by weak demand for enterprise software, resulting from corporate information technology (IT) spending constraints.

Revenue

Due to continued weakness in corporate IT spending, revenue for the first nine months of 2003 decreased to €18.5 million, compared with revenue of €33.1 million in the first nine months of 2002. License revenue in the first nine months of 2003 totaled €5.0 million, compared to €16.0 million in the prior year comparable period. Service revenue (including consulting, customer support, maintenance, and other revenue) totaled €13.5 million in the first nine months of 2003, compared to €17.2 million in the first nine months of 2002.

With a large installed base across the region, Europe remained the Company’s primary market in the first nine months of 2003, accounting for €15.5 million in total revenue, or 83% of total worldwide revenue, as compared to €24.3 million in total revenue or 73% of total worldwide revenue in the first nine months of 2002.

In the Americas region, Intershop generated €2.6 million in total revenue, or 14% of total global revenue in the first nine months of 2003, compared to €7.6 million in total revenue, or 23% of total global revenue in the first nine months of 2002.

In the Asia Pacific region, Intershop generated €0.4 million in total revenue in the first nine months of 2003, representing 3% of total global revenue for that period. This compares to €1.3 million in total revenue or 4% in the first nine months of 2002.

In the first nine months of 2003, Intershop sold 34 Enfinity configurations (i.e., Enfinity platforms and solutions as well as Enfinity MultiSite) bringing the total number of Enfinity configurations sold to date worldwide to 446 since the fourth quarter of 1999. In comparison, Intershop sold 61 Enfinity configurations in the first nine months of 2002.

In the first nine months of 2003, the Company continued to use cost-effective indirect sales channels through its partners. Business with Intershop’s partners generated approximately 11% of license revenue in the first nine months of 2003, as compared to 68% in the first nine months of 2002. The decline in revenue generated through partners largely reflects the overall weak demand for online commerce software, resulting from reduced corporate IT spending.

In further developing its indirect sales channels, Intershop expanded its partner network, including new partnerships with CaContent GmbH, the Bertelsmann subsidiary Arvato Systems and the software provider Avail Intelligence.

Gross Margin

Gross profit generated in the first nine months of 2003 was €8.8 million versus €17.9 million in the first nine months of 2002. Gross margin on sales for the first nine months of 2003 was 47%, as compared to 54% in the first nine months of 2002. This decrease in gross margin was primarily due to both the absolute and relative declines in high-margin license revenues.

The Company’s license gross margin in the first nine months of 2003 was 92%, as compared to 93% in the first nine months of 2002.

The Company’s service gross margin (including consulting, customer support, maintenance, and other revenue) was 31% in the first nine months of 2003, as compared to 18% in the first nine months of 2002. This improvement in Intershop’s service gross margin as compared to the comparable period in 2002 was driven primarily by a better utilization of service personnel in conjunction with a reduction in the service workforce.

Expense and Income

Due to efficiency gains from a number of restructuring initiatives throughout the first nine months of 2003, Intershop reduced total operational costs (cost of revenue and operating expense) by 37%, from €60.3 million in the first nine months of 2002 to €37.8 million in the first nine months of 2003.

On January 21, 2003, the Company announced that it planned to reduce its total operational cost base to a quarterly run rate of approximately €13 million from the second quarter of 2003 onwards. In accordance with the cost saving plan, the Company reduced its global workforce from 479 full-time equivalent employees as of December 31, 2002 to 445 full-time equivalent employees as of June 30, 2003.

Due to revised revenue expectations of € 20 to € 25 for fiscal year 2003, ending December 31, 2003 on July 2, 2003 Intershop announced significant restructuring initiatives, including a reduction of its worldwide headcount in line with revised revenue expectations for fiscal year 2003. Headcount reductions were expected to impact most areas of the Company, with the least impact expected in research and development as the Company seeks to preserve its core technological expertise. The Company also announced that, outside of Germany, it would sell its products primarily through distribution partners.

At the end of the third quarter 2003, Intershop had 326 full-time equivalent employees worldwide, of which 297 were located in Europe, 20 in the Americas, and 9 in the Asia Pacific region. As of September 30, 2003, Intershop employed 217 full-time equivalents in technical departments (research and development, services), 65 full-time equivalents in sales and marketing, and 44 full-time equivalents in general and administrative functions.

As a result of executing its cost savings measures, the Company recorded restructuring charges of €3.2 million in the first nine months of 2003, driven primarily by severance payments to former employees and facility-related charges. By comparison, the Company recorded restructuring costs of €5.4 million in the first nine months of 2002.

In line with further workforce reductions in the research and development (R&D) department, Intershop’s R&D costs decreased from €5.8 million in the first nine months of 2002 to €5.0 million in the first nine months of 2003.

Primarily due to lower revenue-dependent commission payments to sales employees as well as an improved cost structure in the sales and marketing department, in both the sales and the marketing departments, sales and marketing expenses were further reduced in the first nine months of 2003. Sales and marketing expenses decreased from €22.4 million in the first nine months of 2002 to €12.9 million in the first nine months of 2003.

Included in the Company’s sales and marketing expenses for the first nine months of 2003 were costs for the 2003 CeBIT trade fair in Hannover, Germany as well as costs for a marketing campaign to roll out Unified Commerce Management (UCM), a best-practices corporate IT strategy enabling enterprise clients to centrally manage all online commerce initiatives from a single point of control by integrating online commerce processes across disparate countries, markets, business units, applications, and systems. Intershop currently supports the UCM strategy with its unique Enfinity MultiSite technology.

Due to the Company’s efforts to streamline the corporate structure and consolidate the corporate operations needed to support Intershop’s business model, general and administrative (G&A) expenses decreased from €11.4 million in the first nine months of 2002 to €7.0 million in the first nine months of 2003.

Depreciation and amortization charges were €2.9 million in the first nine months of 2003, compared to €7.3 million in the comparable time period in 2002. The period-over-period change was due primarily to lower depreciation charges for purchased customer relationship management software in the first nine months of 2003. Investments in the first nine months of 2003 were focused on capital replacements to adequately support the Company’s ongoing operations in line with reduced business activities and restructuring measures.

Due primarily to the significant reduction in total operational costs, Intershop reduced its operating loss to €19.3 million for the first nine months of 2003, as compared to an operating loss of €27.2 million for the first nine months of 2002, despite a decline in revenue over the corresponding period.

Reflecting significant cost reductions, Intershop reduced its net loss from €26.5 million or a net loss of €1.39 per share for the first nine months of 2002 to a net loss of €18.7 million or a net loss of €0.92 per share for the first nine months of 2003.

Liquidity and Balance Sheet

Net cash usage related to operating activities decreased from €25.6 million in the first nine months of 2002 to €11.1 million in the first nine months of 2003, primarily driven by lower net losses from operating activities and by reduced net working capital requirements in the first nine months of 2003 as compared to the first nine months of 2002.

Investing activities provided a total of €4.1 million in the first nine months of 2003, largely driven by proceeds from the sale of marketable securities. This figure compares to net cash provided to the amount of €13.9 million in the first nine months of 2002, which was also primarily related to proceeds from the sale of marketable securities. Cash generated in the year-to-date 2002 and 2003 periods reflects re-classifications between balance sheet positions “cash and cash equivalents”and “marketable securities”, which together with the balance sheet position “restricted cash”comprise the Company’s total liquidity.

No cash was generated by financing activities in the first nine months of 2003 compared with €10.0 million in cash generated from financing activities in the first nine months of 2002. Nearly all cash generated from financing activities in the first nine months of 2002 stems from the cash investment by Stephan Schambach, an executive management board member and co-founder of the Company, through a private equity placement of Intershop common bearer shares.

Cash, cash equivalents, marketable securities, and restricted cash as of September 30, 2003 totaled €10.9 million, compared to €22.5 million as of December 31, 2002. Intershop is in active negotiations with a number of international financial and strategic investors in order to improve its cash position and capital resources.

Days sales outstanding (DSO) decreased from 86 as of December 31, 2002 to 61 as of September 30, 2003, reflecting early payments by two large customers in the third quarter of 2003.

Trade receivables as of September 30, 2003 were €4.4 million, compared to €11.1 million as of December 31, 2002. The decrease was driven primarily by reduced sales in the first nine months of 2003 as compared to the comparable prior-year time period as well as lower DSO as of September 30, 2003, compared to December 31, 2002.

Intershop had short-term deferred revenues of €6.1 million as of September 30, 2003, compared to €6.3 million as of December 31, 2002. The modest decrease in short-term deferred revenues reflects lower service revenues.

Capital Structure

Effective January 1, 2003, Intershop’s common bearer shares were admitted to the Prime Standard trading segment of the Frankfurt Stock Exchange. The Prime Standard trading segment, newly created at the beginning of 2003, essentially replaced the former Neuer Markt trading segment on which Intershop’s common bearer shares had previously been traded. With admission to the Prime Standard, Intershop complies with the comprehensive transparency standards of the Prime Standard trading segment, including quarterly financial reporting, use of internationally accepted accounting standards (e.g., US GAAP), publication of a financial calendar, at least one analyst conference per year, ad-hoc disclosures and ongoing financial communication in both German and English.

On January 14, 2003, the Company announced an effective date of January 17, 2003 for the technical execution of the reverse stock split approved at the Company’s Special Stockholders’ Meeting held on October 30, 2002. As a result of the reverse stock split, five old Intershop common bearer shares were exchanged for one new Intershop common bearer share. The reverse split became legally effective upon registration with the Local Court in Gera, Germany on December 12, 2002 and was technically implemented after the close of trading on January 17, 2003. The converted Intershop common bearer shares were traded for the first time on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG’s common bearer shares changed from ISIN DE 0006227002 (equivalent to German Securities Identification Number –WKN 622700) to ISIN DE 0007472920 (equivalent to German Securities Identification Number –WKN 747292), and the ticker symbol of Intershop’s common bearer shares traded on the Prime Standard segment changed from ISH to ISH1.

Subsequent to the one-for-five reverse stock split of Intershop’s ordinary common bearer shares traded in Germany, a change of the ratio of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market to the underlying common bearer shares traded in Germany was effected on February 6, 2003. After the ratio change, 1 ADS evidenced 1 Intershop common bearer share instead of 5 Intershop common bearer shares before the ratio change. The ratio change did not affect the value of an investor’s ADS holdings.

On June 18, 2003, Intershop confirmed that the share exchange announced on January 23, 2002, under which Intershop executive management board member and co-founder Stephan Schambach would exchange his shares in subsidiary Intershop Communications, Inc. for common bearer shares in the parent Company, Intershop Communications AG, had been completed. Under the transaction, Mr. Schambach exchanged his 4,166,665 shares in Intershop Communications, Inc., the US subsidiary that prior to the share exchange had been majority-owned by Intershop Communications AG, for 2,499,999 common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 2,499,999 new common bearer shares from Conditional Capital III. As of September 30, 2003, an application for admission of these shares to trading at a German stock exchange had not been filed.

Similarly, on June 17, 2003 Burgess Jamieson, a Member of the Supervisory Board at Intershop Communications AG, exchanged his 381,500 shares in Intershop Communications, Inc. for 228,900 new common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 228,900 new common bearer shares from Conditional Capital III. As of September 30, 2003, an application for admission of these shares to trading at a German stock exchange had not been filed.

The transaction by Mr. Schambach increased the number of shares of Intershop Communications AG that have been issued by 12.8%, from 19,535,300 before the implementation of the share swap to 22,035,299 afterwards. The Company expects the transaction will dilute the consolidated earnings per share for fiscal year 2003 by approximately 6%. As a result of the exchange, Mr. Schambach’s interest in the capital of Intershop Communications AG increased from 8.93% before the implementation of the share swap to 19.26% afterwards.

The share swaps by Messrs. Schambach and Jamieson represent a consolidation of the shareholder structure within the Intershop Group between one of the subsidiaries and the parent Company, Intershop Communications AG. The transaction facilitates the consolidation of the ownership structure that arose following the Company’s IPO in 1998. In the course of the preparations for the IPO of the newly founded Intershop Communications AG in 1998, both Mr. Schambach and Mr. Jamieson were granted the right to exchange their interests in Intershop Communications, Inc. for common bearer shares of Intershop Communications AG within a period of five years. As a result of the exchanges, Mr. Schambach’s and Mr. Jamieson’s entire stakes in Intershop Communications, Inc. were transferred to Intershop Communications AG, which holds 100% of the common stock of Intershop Communications, Inc. following the completion of the transaction.

On July 24, 2003 Intershop announced the Company was planning to merge all assets of its wholly-owned subsidiary Intershop Software Entwicklungs GmbH with the assets of Intershop Communications AG. All operating functions as well as the intellectual property rights of Intershop Software Entwicklungs GmbH will be merged into Intershop Communications AG, which in the past has exclusively acted as the holding entity for the Intershop Group of companies. Intershop’s stockholders were notified in the German Federal Bulletin (Bundesanzeiger) pursuant to section 62, paragraph 3 of the German law regulating the transformation of companies (UmwG) on July 25, 2003. The merger of Intershop Software Entwicklungs GmbH into Intershop Communications AG was effected on October 1, 2003 by entry in the commercial register at the Local Court of Gera, Germany. Preceding the completion of this merger, the merger of Intershop Communications GmbH, a formerly wholly-owned subsidiary of Intershop Communications, Inc., with Intershop Software Entwicklungs GmbH was effected on September 25, 2003, by entry in the commercial registration at the Local Court of Gera, Germany.

In the first nine months of 2003, no employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares.

Organizational Changes

On March 31, 2003 Dr. Harald Rieger was appointed by the Local Court in Gera, Germany, to the position of Member of the Supervisory Board. Dr. Rieger is currently a Managing Partner at the law firm Kaye Scholer (Germany) in Frankfurt, Germany as well as a Member of the Supervisory Board at KirchMedia i.L. and Gontard & MetalBank AG i.L. Dr. Rieger previously held several positions at Metallgesellschaft AG, including General Counsel, Executive Vice President, and Member of the Executive Board responsible for Legal Affairs and Human Resources.

On July 14, 2003 Intershop announced that, upon approval by the Supervisory Board, the Company’s founder Stephan Schambach had handed over the position of Chief Executive Officer (CEO) and Chairman of the Management Board to Intershop’s Chief Financial Officer (CFO) and Member of the Management Board to Dr. Juergen Schoettler, effective July 14, 2003. Stephan Schambach remains a Member of the Management Board focusing on strategy and product development. The Company further announced that Dr. Schoettler, who had served as Intershop’s CFO and as a Member of the Management Board since joining the Company in April 2002, would jointly perform the tasks of CEO and CFO.

On July 16, 2003 Intershop announced that, for personal reasons, Werner Fuhrmann had asked the Supervisory Board to be immediately released of his duties as a Member of the Management Board and as President Europe, Middle East, and Africa (EMEA). The Company’s Supervisory Board accepted Mr. Fuhrmann’s decision. Since joining Intershop in July 2002, Mr. Fuhrmann had served as a Member of the Management Board and President EMEA, in which role he was responsible for sales in the region of Europe, Middle East, and Africa. The Company announced that, for the time being, Mr. Fuhrmann’s position would not be filled and that Intershop’s sales management would report directly to Dr. Juergen Schoettler, Chairman of the Management Board and Chief Executive Officer.

Subsequent Events

On October 30, 2003, Intershop announced its intention to terminate its American Depositary Share (ADS) facility and the listing of its ADSs on the Nasdaq National Market (Nasdaq) in the United States within the next six months.

The ADS facility accounts for a relatively low volume of total holdings of Intershop’s equity securities, and that low volume is also relatively illiquid. Intershop believes that the low trading volume of ADSs on the Nasdaq reflects that institutional investors prefer to hold Intershop common bearer shares directly and to trade such shares on the more liquid Prime Standard trading segment of the Frankfurt Stock Exchange, resulting in low institutional ownership in the United States of the ADSs. Therefore, the Board of Directors of Intershop sees no significant benefit to continuing either the Company’s ADS program or the Nasdaq listing.

Moreover, in light of the limited existing shareholder base for Intershop ADSs and shares in the United States and the increasing costs and complexity of complying with the US reporting and other obligations under the Securities Exchange Act of 1934 (the “Exchange Act”), Intershop will seek to deregister the shares underlying the ADSs and the ADSs under the Exchange Act within the next six months.

The Company has carefully reviewed a number of possible means of realizing a delisting and deregistration. As an intermediate step in the delisting and deregistration process, Intershop may amend its Deposit Agreement to adjust the ratio of its ADSs to Intershop common bearer shares. Any fractional ADSs thus created would be redeemed by the depositary bank for the price that the depositary bank is able to obtain for the underlying Intershop common bearer shares on the Frankfurt Stock Exchange. This ratio adjustment would likely take effect prior to December 31, 2003.

Intershop’s plans to withdraw from the US capital markets do not reflect its commitment to its US operations, which it plans to continue. Intershop’s total number of shares outstanding and the listing of its common bearer shares on the Prime Standard will not be affected by the planned actions.

Business Outlook

Against the backdrop of a weak global IT spending environment and weaker than expected first half of 2003 financial results, Intershop expects estimated full-year 2003 total revenue in the range of approximately Euro 23 million to Euro 25 million. Total operational costs including restructuring costs are expected to be approximately Euro 44 million for fiscal year 2003, with fourth quarter 2003 total operational costs further reduced sequentially to about Euro 6.5 million.

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	September 30, 2003 (unaudited)	December 31, 2002
ASSETS	€	€
Current assets
Cash and cash equivalents	4,223	11,303
Marketable securities	-	4,172
Restricted cash	6,701	7,073
Trade receivables, net of allowances for doubtful accounts of
€5,929 at September 30, 2003 and €7,511 at December 31, 2002, respectively	4,437	11,131
Prepaid expenses and other current assets	7,561	7,427
Total current assets	22,922	41,106
Property and equipment, net	1,821	4,301
Other assets	570	2,268
Goodwill	4,473	4,473
Total assets	29,786	52,148
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	5	98
Accounts payable	911	840
Accrued restructuring costs	3,725	4,881
Other accrued liabilities	11,525	13,472
Deferred revenue	6,054	6,295
Total current liabilities	22,220	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	25	38
Total liabilities	22,245	25,776
Shareholders' equity
Common share, stated value €1-authorized: 78,567,219 shares;
outstanding: 22,035,299 shares at September 30, 2003 and 19,306,400
shares at December 31, 2002, respectively	22,035	19,306
Accumulated deficit	(17,329)	4,124
Accumulated other comprehensive income	2,835	2,942
Total shareholders' equity	7,541	26,372
Total liabilities and shareholders' equity	29,786	52,148

Intershop Communications AG Consolidated Statements of Operations (U.S.-GAAP) (In thousands €, except per-share amounts, unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	€	€	€	€
Revenues
Licenses	2,195	3,517	5,021	15,969
Services, maintenance, and other	4,342	5,395	13,520	17,173
Total revenues	6,537	8,912	18,541	33,142
Cost of revenues
Licenses	140	463	396	1,173
Services, maintenance, and other	2,670	4,156	9,383	14,063
Total costs of revenues	2,810	4,619	9,779	15,236
Gross profit	3,727	4,293	8,762	17,906
Operating expenses
Research and development	1,497	1,526	4,985	5,804
Sales and marketing	2,660	6,502	12,873	22,389
General and administrative	1,411	2,959	6,980	11,446
Restructuring costs and asset impairment	2,261	1,067	3,218	5,441
Total operating expenses	7,829	12,054	28,056	45,080
Operating loss	(4,102)	(7,761)	(19,294)	(27,174)
Other income (expense)
Interest income	47	201	202	433
Interest expense	-8	-21	-25	-23
Other income (expense), net	310	101	393	246
Total other income (expense)	349	281	570	656
Net loss	(3,753)	(7,480)	(18,724)	(26,518)
Basic and diluted loss per share	(0.17)	(0.39)	(0.92)	(1.39)
Shares used in computing:
For basic and diluted loss per share	22,035	19,306	20,347	19,010

Intershop Communications AG Consolidated Statements of Cashflows (U.S.GAAP) (in thousands €, unaudited)
	Nine months ended September 30,
	2003	2002
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(18,724)	(26,518)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	2,893	7,258
Provision for doubtful accounts	(1,292)	(711)
(Gain) loss on disposal of marketable securities	(40)	152
(Gain) Loss on disposal of property and equipment	(35)	251
Changes in operating assets and liabilities
Accounts receivable	7,739	204
Prepaid expenses and other current assets	(273)	3,261
Other assets	1,609	286
Accounts payable	89	(2,129)
Deferred revenue	(73)	(1,502)
Accrued restructuring costs	(1,156)	(3,317)
Accrued expenses and other liabilities	(1,797)	(2,817)
Net cash used in operating activities	(11,060)	(25,582)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	371	-
Proceeds on disposal of equipment	116	536
Purchases of property and equipment, net of capital leases	(494)	(648)
Proceeds from sale of marketable securities	8,294	42,327
Purchases of marketable securities	(4,162)	(28,328)
Net cash (used in) provided by investing activities	4,125	13,887
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,009
Net cash provided by financing activities	-	10,009
Effect of change in exchange rates on cash	(145)	(140)
Net change in cash and cash equivalents	(7,080)	(1,826)
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	4,223	7,281

Intershop Communications AG Consolidated Statement of Shareholders’ Equity (in thousands €, except share data)
	Common Shares	Common Shares Stated Value	APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders'
Balance, January 1, 2001	88.003.016	88,003	168,585	(84,329)	1,709	173,969
Other comprehensive loss:
Net loss				(131,798)		(131,798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130,613)
Exercise of stock options	188,306	188	330			518
Appropriation of paid in capital			(155,495)	155,495
Balance, December 31, 2001	88.191.322	88,191	13,420	(60,632)	2,894	43,874
Other comprehensive loss:
Net loss				(27,555)		(27,555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27,507)
Exercise of stock options	6.678	7	(3)			4
Private placement of common stock, net	8.334.000	8,334	1,667			10,001
Allocation of par value resulting from reverse stock split	(77.225.600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)	92,310
Balance, December 31, 2002	19.306.400	19,306	-	4,124	2,942	26,372
Other comprehensive loss:
Net loss (unaudited)				(18,724)		(18,724)
Foreign currency translation adjustments (unaudited)					(105)	(105)
Unrealized gain (loss) on available for sale security, net (unaudited)					(2)	(2)
Comprehensive loss						(18,831)
Conversion of common stock of subsidiary
to common stock of parent (unaudited)	2.499.999	2,500		(2,500)
Conversion of preferred stock of subsidiary
to common stock of parent (unaudited)	228,900	229		(229)
Balance, September 30, 2003	22.035.299	22,035		(17,329)	2,835	7,541

Intershop Communications AG and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the “Börsenordnung für die Frankfurter Wertpapierbörse”. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2002. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2003.

2. Accounting Policies

The consolidated financial statements presented are prepared in conformity with U.S. generally accepted accounting principles (U.S.-GAAP). The principle accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions, that are prepared using estimates where it is reasonably possible that these estimates will change in the near term, include allowance for doubtful accounts and restructuring accruals.

Revenue Recognition

The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.

Stock-Based Compensation

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “Accounting for Stock-Based Compensation,”in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”(“APB 25”) to account for stock-based compensation arrangements. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, has included in Note 12 to the consolidated statements within the annual report for financial year ended December 31, 2002 the pro forma disclosures required under SFAS No. 123. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands of €, except per-share amounts):

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net loss attributable to common shareholders
As reported	(3,753)	(7,480)	(18,724)	(26,518)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(99)	(136)	(168)	(1,201)
Pro forma	(3,852)	(7,616)	(18,892)	(27,719)
Basic and diluted loss per share
As reported	(0.17)	(0.39)	(0.92)	(1.39)
Pro forma	(0.17)	(0.39)	(0.93)	(1.46)

The following assumptions have been made to estimate the fair value of the options:

	2003	2002

Risk-free interest on the date of grant	3.0	3.9
Assumed dividend	0	0
Volatility	110%	99%
Expected option lives (years)	3.7	3.9

Goodwill

Since the beginning of 2002, the Company has adopted the accounting standard SFAS No. 142, “Goodwill and Other Intangible Assets,”which was published in June 2001. Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The Company identified indicators of impairment under SFAS No. 142 to be the same as under SAB No. 100. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined by SFAS No. 131 as an operating segment or one level lower. The Company markets its products and services in one segment and thus allocates goodwill to one reporting unit. Therefore, impairment is tested at the enterprise level using the Company’s market capitalization as fair value. Goodwill will no longer be allocated to other long-lived assets for impairment testing in accordance with SFAS No. 121.

A full description of the accounting policies adopted by the Company can be found within the Company’s annual report for the financial year ending December 31, 2002.

3. Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands of €):

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net loss	(3,753)	(7,480)	(18,724)	(26,518)
Foreign currency translation gains/losses	9	(3)	(105)	(43)
Unrealized loss on available-for-sale securities	-	(238)	(2)	(246)
Total comprehensive loss	(3,744)	(7,721)	(18,831)	(26,807)

4. Earnings Per Share

Basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards (“FAS”) No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic earnings per share for the periods indicated (in thousands of €, except per share data):

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net loss attributable to common shareholders	(3,753)	(7,480)	(18,724)	(26,518)
Basic and diluted net loss per share
Weighted average common shares outstanding	22,035	19,306	20,347	19,010
Less: weighted average shares subject to repurchase	-	-	-	-
Total weighted average common shares	22,035	19,306	20,347	19,010
Basic and diluted net loss per share	(0.17)	(0.39)	(0.92)	(1.39)

5. Stock-Based Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock option plan. Option activity under the plans was as follows (in thousands, except per-share data):

Nine months ended September 30,	2003	2003	2002	2002
	Number of shares outstanding	Weighted-average exercise price (€)	Number of shares outstanding	Weighted-average exercise price (€)

Outstanding at beginning of period	1,979	77.60	1,158	174.25
Granted	776	1.70	1,379	7.00
Exercised	-	-	1	3.19
Forfeited	589	56.63	444	102.17
Outstanding at end of period	2,166	51.48	2,092	78.17
Exercisable options at end of period	832	115.40	589	162.29
Weighted average fair market value of options granted during the year (€)	776	1.19	1,379	4.71

The following table summarizes information with respect to the stock options outstanding on September 30, 2003:

Range of Exercise Price	Number of options outstanding	Weighted-average remaining contractual life	Weighted-average exercise price (€)	Number exercisable on 9/30/03	Weighted-average exercise price (€)
	(000s)	(in years)		(000s)

0.07 – 5.99	922	9.2	2.48	70	4.70
6.00 – 6.99	248	6.9	6.03	117	6.04
7.00 – 16.99	448	6.8	7.98	201	7.99
17.00 – 49.99	307	2.3	21.63	222	22.16
50.00 – 758.04	241	1.0	404.06	222	398.10
	2,166	6.5	51.48	832	115.40

6. Recent Accounting Pronouncements

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation--Transition and Disclosure,”was issued. SFAS No. 148 supplements SFAS No. 123, “Accounting for Stock-Based Compensation,”and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.”The transition and disclosure obligations contained in SFAS 148 apply to the fiscal years after December 15, 2002; earlier application is also permitted. The Company has adopted the disclosure provisions of SFAS No. 148 in 2002. The Company continues to account for employee stock based compensation under the intrinsic value method as prescribed by APB Opinion No. 25.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”SFAS No. 143 requires companies to record an appropriate charge in connection with the retirement or disposal of property and equipment in the period in which this took place, provided that the fair value can be reasonably determined. The costs incurred in the retirement or disposal of assets are netted against the carrying amount of the long-lived assets. Companies will calculate the changes over time in the amount of the anticipated expenses to be incurred for the retirement or disposal of an asset by discounting the amount calculated at the beginning of the period. The interest rate used in the calculation of this change corresponds to the risk-adjusted rate to be fixed in accordance with the company’s credit rating the first time the expenses are recognized. The carrying amount of the related property and equipment increases by the amount calculated, which is then written down over the objects’ remaining useful lives and recorded as operating expenses in the income statement. SFAS No. 143 is effective for the fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material adverse effect on its financial position, results of operations, or cash flows.

In June 2002, the FASB published SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes the preliminary provisions of the Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”This statement requires that a liability for a cost associated with an exit or disposal activity must be recognized when the liability is incurred. Under Issue 94-3, the liability for an exit cost was recognized as the date of an entity’s commitment to a concrete exit or disposal plan. The new standard holds that a company’s commitment to a plan does not represent a direct obligation to another party that would be defined as a liability. SFAS 146 therefore rescinds the definitions and requirements for the accounting of exit costs contained in Issue 94-3 until a liability is actually incurred and stipulates that the amount of the liability be initially measured at the current fair value. However, this standard does not apply to expenses arising in connection with the retirement of activities in divisions acquired by way of a combination or covered by SFAS 144. The Company does not expect the adoption of SFAS No. 146 to have a material adverse effect on its financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company’s financial position, or results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretations No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.”This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,”to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate the adoption of FIN 46 to have a material impact on its financial position, results of operations, or cash flows.

7. Industry Segment and Geographic Information

The Company operates primarily in one line of business, which is providing Unified Commerce Management software for managing online commerce processes across extended enterprises. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by SFAS No. 131. However, the Company’s business has five international sales geographies: Germany, United States, United Kingdom, Asia Pacific, and other (which includes France, Denmark, Norway, and Sweden). These geographies are supported by the central general and administrative as well as by the research and development and technical support departments. The Company’s products are developed at its headquarter in Jena, Germany, and are sold in Europe, North America, Australia, and Asia via the Company’s own direct distribution, sales partners, and independent distributors.

Three months ended September 30, 2003 (in thousands of €)

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	1,249	822	7	105	12	2,195
Services, maintenance and other	2,947	691	245	54	405	4,342
Total revenues	4,196	1,513	252	159	417	6,537
Gross profit
Licenses	1,107	824	7	105	12	2,055
Services, maintenance and other	641	390	199	54	388	1,672
Total gross profit	1,748	1,214	206	159	400	3,727
Total operating expenses	7,422	1,197	400	531	1,089	10,639
Operating income/loss	(3,226)	316	(148)	(372)	(672)	(4,102)
Other income/expense, net						349
Net loss						(3,753)
Long-lived assets	1,255	51	361	17	137	1,821

Three months ended September 30, 2002 (in thousands of €)

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	1,865	707	178	436	331	3,517
Services, maintenance and other	2,992	1,636	267	16	484	5,395
Total revenues	4,857	2,343	445	452	815	8,912
Gross profit
Licenses	1,470	643	178	436	328	3,055
Services, maintenance and other	(590)	1,403	66	37	322	1,238
Total gross profit	880	2,046	244	473	650	4,293
Total operating expenses	11,568	2,146	1,336	222	1,401	16,673
Operating income/loss	(6,711)	197	(891)	230	(586)	(7,761)
Other income/expense, net						281
Net loss						(7,480)
Long-lived assets	4,790	266	780	31	211	6,078

Nine months ended September 30, 2003 (in thousands of €)

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	3,068	951	380	338	284	5,021
Services, maintenance and other	9,609	1,666	586	87	1,572	13,520
Total revenues	12,677	2,617	966	425	1,856	18,541
Gross profit
Licenses	2,670	953	380	338	284	4,625
Services, maintenance and other	1,446	855	397	87	1,352	4,137
Total gross profit/loss	4,116	1,808	777	425	1,636	8,762
Total operating expenses	26,951	3,464	1,815	1,592	4,013	37,835
Operating loss	(14,274)	(847)	(849)	(1,167)	(2,157)	(19,294)
Other income/ expense, net						570
Net loss						(18,724)
Long-lived assets	1,255	51	361	17	137	1,821

Nine months ended September 30, 2002 (in thousands of €)

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	9,036	4,317	481	966	1,169	15,969
Services, maintenance and other	10,418	3,284	715	306	2,450	17,173
Total revenues	19,454	7,601	1,196	1,272	3,619	33,142
Gross profit
Licenses	7,877	4,251	481	966	1,220	14,795
Services, maintenance and other	(479)	1,863	(182)	168	1,741	3,111
Total gross profit/loss	7,398	6,114	299	1,134	2,961	17,906
Total operating expenses	39,807	7,779	4,871	1,931	5,928	60,316
Operating loss	(20,353)	(178)	(3,675)	(659)	(2,309)	(27,174)
Other income/ expense, net	535	18	42	19	42	656
Net loss	(19,818)	(160)	(3,633)	(640)	(2,267)	(26,518)
Long-lived assets	4,790	266	780	31	211	6,078

* Significant other geographic locations include and France and Sweden.

The accounting policies followed by the Company's business segments are the same as those described for the group and these can be found within the Company’s annual report for the financial year ending December 31, 2002.

8. Restructuring Charges and Asset Impairments

In the quarter ended March 31, 2002, the Company adopted measures to reduce its workforce and to consolidate existing facilities, among other things. Other measures included the appointment of new management, the creation of a simplified organizational structure, and a sales campaign for new products. These steps were aimed at aligning the Company’s cost structure with changing market conditions and accelerating its path to profitability. The Company completed the majority of these restructuring measures by December 2002.

In the third quarter 2003 the Company decided to reduce its headcount in line with reduced revenue expectations and, outside of Germany, to focus on indirect sales through local distributors. The Company completed the majority of these restructuring measures by October 31, 2002.

The following tables summarize the restructuring charges recorded during the quarters ended September 30, 2003 and 2002 respectively (in thousands €):

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Employee-related charges	1,490	818	2,145	2,642
Facility-related charges	821	221	1,040	2,692
Other	(50)	28	33	107
Total restructuring charges	2,261	1,067	3,218	5,441

	Employee related charges	Facility related charges	Other	Total
Accrued restructuring costs at December 31, 2002	618	4,181	82	4,881
Currency Adjustments	(24)	20	(1)	5
Restructuring charges from January 1, 2003 through September 30, 2003	2,145	1,040	33	3,218
Cash Payments	(1,718)	(2,537)	(114)	(4,369)
Accrued restructuring costs at September 30, 2003	1,021	2,704	-	3,725

The nature of the charges summarized above is as follows:

Employee Related Charges

As of December 31, 2002 the number of employees was 479 full-time equivalents (December 31, 2001: 733). In the first quarter 2003 the number of employees was reduced to 449 full-time equivalents in connection with the cost reductions. As at December 31, 2002 the number of employees was 326 full-time equivalents.

The accruals for employee-related charges mainly comprise expected future payments relating to the termination of contracts, including severance payments, payroll taxes, and legal costs.

Facility Related Charges

In the third quarter of 2003, the Intershop Group recorded restructuring costs of approximately €0.8 million in connection with the consolidation of existing facilities, which principally relate to probable future payments for existing lease commitments for property no longer in use, net of sublease income.

The accruals for facility-related costs mainly include the expected future payments for existing lease commitments for property no longer in use, net of sublease income. The sub lease income has been estimated based upon the contractual agreements in place as of the date the financials were prepared.

Other

Other expenses result from various non-cancelable contracts, of which there is no future benefit to the Company.

The restructuring accrual is calculated based on financial estimates and information available as of September 30, 2003. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and available information at that moment in time.

9. Dividends

The Company did not pay any dividends in the first nine months of 2003 or in the previous financial year.

10. Research and development

The Company is continuing to invest resources into research and development of new products in the online commerce software market. In the first nine months of 2003, the Company incurred research and development costs of approximately € 5.0 million compared with € 5.8 million in the first nine months of 2002. The Company expenses all research and development costs as incurred.

11. Share Repurchase

The Company did not own or repurchase any of its own shares in the first nine months of 2003.

12. Marketable Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,”the Company classifies its investments in readily marketable debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income as a separate component of shareholders’ equity.

13. Shareholders’ Equity

The following tables summarize the change in shareholders’ equity for the nine months ended September 30, 2003 and 2002 (in thousands €):

	September 30, 2003	September 30, 2002
Net loss	(18,724)	(26,518)
Foreign Currency translation gains (losses)	(105)	(43)
Unrealized gain (loss) on available-for-sale securities	(2)	(246)
Conversion of common stock of subsidiary
to common stock of parent	2,500	-
Conversion of preferred stock of subsidiary
to common stock of parent	229	-
Accumulated deficit	(2,729)	-
Cash received for unregistered stock	-	10,001
Exercise of stock options		8
Opening Shareholders’ equity	26,372	43,874
Closing Shareholders’ equity	7,541	27,076

Stephan Schambach (member of executive management board) has converted 4,166,665 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, into 2,499,999 Intershop Communications AG common bearer shares on June 18, 2003.

14. Legal Matters

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. The Company expenses legal costs associated with loss contingency as such legal costs are incurred.

The Company is a defendant in a consolidated class action lawsuit in the United States and an investigation by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BAFin, formerly German Federal Supervisory Office for Securities Trading--Bundesaufsichtsamt für den Wertpapierhandel, BAWe). At the beginning of 2001, several securities class action lawsuits were filed in the US against Intershop Communications AG, Management Board members, certain other officers, and the underwriters of the Company's September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning the Company’s business performance. The complaints seek an unspecified amount of damages. The Company believes there is no merit to these cases and intends to defend the cases vigorously. However, there can be no assurance that the Company will prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations. In Germany, the BAFin announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001, of Intershop Communications AG's preliminary results for 2000. The BAFin handed this case over to the public prosecutor in Hamburg, Germany, who initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating in full with these investigations and, to the best of the management's knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.

In January 2001, a US company filed a suit in the federal district court in Delaware against Intershop Communications, Inc., claiming violation of certain patent rights. The complaint seeks an unspecified amount of compensation for damages based on the alleged patent infringements. This case was settled for US$0.5 million on September 24, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other terms and conditions of the settlement agreement which were not disclosed.

In 2002, a claim about €5 million regarding the violation of a license agreement was legally made by another software company. An out-of-court settlement with this software company has not been reached. However, the Company does not believe it likely to loose the lawsuit.

15. Directors’ Holdings

As of September 30, 2003, the following Company directors held Intershop Communications AG ordinary bearer shares or options to purchase such shares (post one-for-five reverse stock split):

Name	Title, Function	Shares held (1)	Stock options held (1), (2)

Eckhard Pfeiffer	Chairman of the Supervisory Board	80,000	0
Theodore J. Smith	Vice-Chairman of the Supervisory Board	21,458	0
Peter Mark Droste	Member of the Supervisory Board	0	0
Hans W. Gutsch	Member of the Supervisory Board	70,000	0
Burgess Jamieson	Member of the Supervisory Board	228,900 (3)	0
Dr. Harald Rieger	Member of the Supervisory Board	0	0
Dr. Juergen Schoettler	Chief Executive Officer, Member of the Management Board (4)	14,000	160,000
Stephan Schambach	Member of the Management Board (4)	4,244,299 (3)	0

(1) As part of the Company’s initiative to strengthen its balance sheet and increase its financial flexibility, on October 30, 2002 Intershop’s stockholders approved the reduction of the Company’s capital by €77,225,600, or a ratio of five to one, from €96,532,000 to €19,306,400. This reduction in share capital took legal effect on December 12, 2002, when a resolution on a simplified reduction of capital was entered in the commercial register of Gera, Germany, local court, in accordance with sections 229 ff. of the Aktiengesetz (German Stock Corporation Act). All information post one-for-five reverse stock split. The new shares began trading on a consolidated basis on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG’s common bearer shares changed from ISIN DE 000 622 700 2 to ISIN DE 000 747 292 0.

(2) The stock options were granted under the conditions of the 1999 Equity Incentive Plan. Details on the 1999 Equity Incentive Plan can be found in the Notes to the Consolidated Financial Statements in the Company’s 2002 annual report (section 12.). Dr. Schoettler’s stock options have a reverse stock split adjusted average exercise price of €4.16 per share.

(3) On June 18, 2003, Intershop confirmed that the share exchange announced on January 23, 2002, under which then CEO and co-founder Stephan Schambach would exchange his shares in subsidiary Intershop Communications, Inc. for common bearer shares in the parent Company, Intershop Communications AG, had been completed. Under the transaction, Mr. Schambach exchanged his 4,166,665 shares in Intershop Communications, Inc., the US subsidiary that up to the share swap had been majority-owned by Intershop Communications AG, for 2,499,999 common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 2,499,999 new common bearer shares from Conditional Capital III. Similarly, on June 17, 2003 Burgess Jamieson, a Member of the Supervisory Board at Intershop Communications AG, exchanged his 381,500 shares in Intershop Communications, Inc. into 228,900 new common bearer shares of Intershop Communications AG. To this end, Intershop Communications AG issued 228,900 new common bearer shares from Conditional Capital III. Neither Mr. Schambach’s nor Mr. Jamieson’s new shares have yet been admitted for trading on the Frankfurt Stock Exchange. The transaction by Mr. Schambach increased the number of shares of Intershop Communications AG that have been issued by 12.8%, from 19,535,300 before the implementation of the share swap to 22,035,299 afterwards. The Company expects the transaction will dilute the consolidated earnings per share for fiscal year 2003 by approximately 6%. As a result of the swap, Mr. Schambach’s interest in the capital of Intershop Communications AG increased from 8.93% before the implementation of the share swap to 19.26% afterwards.

(4) On July 14, 2003 the Supervisory Board appointed Dr. Juergen Schoettler to the position of Chief Executive Officer and Chairman of the Management Board. Dr. Schoettler will keep his position of Chief Financial Officer. Mr. Stephan Schambach remains on the Management Board being responsible for Strategy and Product Development.

16. Securities Transactions subject to Reporting Requirements

The members of the Company’s executive bodies made the following purchases of Intershop common bearer shares during the first nine months of 2003 (expressed in line with the 5:1 reverse stock split):

Name	Date	Type of Transaction	Number of Shares	Total Value(€)
Dr. Juergen Schoettler	February 28, 2003	Purchase	2,100	5,250
Dr. Juergen Schoettler	March 3, 2003	Purchase	5,900	14,750
Stephan Schambach	March 5, 2003	Purchase	77,000	254,100
Burgess Jamieson	June 17, 2003	Purchase (1)	228,900	228,900
Stephan Schambach	June 18, 2003	Purchase (1)	2,499,999	2,499,999

(1) For details on Messrs. Jamieson’s and Schambach’s purchases on June 17, 2003 and June 18, 2003, respectively, see above in section 15. “Directors’ Holdings”, footnote (3).

Intershop Communications AG

Investor Relations

Klaus F. Gruendel
Intershop Tower· D-07740 Jena, Germany
Tel.: +49-3641-50-1307, +49-40-23709-128
Fax: +49-3641-50-1309

k.gruendel@intershop.com
http://www.intershop.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: November 17, 2003	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)